Exhibit 99.1

                        Iusacell Announcement

    MEXICO CITY--(BUSINESS WIRE)--June 2, 2003--Grupo Iusacell, S.A. de C.V. (BMV:CEL)(NYSE:CEL) previously publicly announced that it retained Morgan Stanley to assist it in developing a debt restructuring plan for presentation to its lenders. The Company has determined that pending agreement with its lenders on a restructuring plan; it will suspend making the US$25 million interest payment due on June 1, on its 14.25% bonds due 2006. The Company has a 30-day cure period to make the interest payment, before an event of default has occurred. If the interest payment is not made within the thirty-day period an event of default would occur under the Indenture governing the bonds, and the bondholders would have the right to accelerate the principal of the bonds or take other legal actions as they deem appropriate. The Company, while continuing with its day to day operations, will continue working with its advisors, Morgan Stanley, towards the formulation of a consensual and comprehensive restructuring plan.

    About Iusacell

    Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE:CEL; BMV:CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population. Iusacell is under the management and operating control of subsidiaries of Verizon Communications Inc. (NYSE:VZ).

    This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

    CONTACT: Grupo Iusacell, S.A. de C.V., Mexico City
             Investor Contacts:
             Russell A. Olson, 011-5255-5109-5751
             russell.olson@iusacell.com.mx
             or
             Carlos J. Moctezuma, 011-5255-5109-5780
             Investor Relations
             carlos.moctezuma@iusacell.com.mx